Exhibit D-6


-
          D-6    Cost Study

               Allegheny Power Acquisition of
                   Mountaineer Gas Company
                         Cost Study

               Allegheny Power Acquisition of
                   Mountaineer Gas Company
                         Cost Study


                          Contents


          Executive Summary

          Transaction

          Seller

          Buyer

          Post Transaction Overview

          Cost - Benefit Analysis
               Benefits - Direct Savings
               Benefits - Indirect Savings
               Costs

          Joint Stipulation Quality of Service Issues

          Organization Chart

          Territory Map

               Allegheny Power Acquisition of
                   Mountaineer Gas Company
                         Cost Study


Executive Summary

       The combination of Mountaineer Gas Company with Allegheny Power will provide efficiencies for the benefit of Mountaineer Gas customers and the stakeholders of Allegheny Power. Efficiencies will be realized through the sharing of resources and sharing of central services. Annual synergy savings of $9.7 million are expected as a result of these efficiencies and as a result of a one-time integration cost of $10 million.

     Allegheny and Monongahela Power recognize that the proposed acquisition initially confers the bulk of the quantifiable financial benefits (as more fully set forth in the following paragraphs) to the ratepayers of Mountaineer Gas. However, Applicants contend that the Transaction ultimately confers substantial long term benefits on the entire Allegheny system through increased energy (gas and electric) market share, fuel option (gas or coal), fuel location, generation flexibility, and strategic growth opportunities. In addition, the acquisition of Mountaineer Gas will allow Monongahela and Allegheny to offer customers access to more comprehensive products and services than either company alone could offer. The retail natural gas experience and expertise of Mountaineer Gas will complement the electricity and telecommunications experience and expertise of the Allegheny system, offering improved capabilities in the delivery of a more complete range of products and services for all customers.

     These benefits, Applicants contends, in the long term will benefit the Allegheny system as a whole (including Mountaineer Gas), shareholders, customers, and employees. The synergy savings discussed herein reflect those savings attributable to this Transaction. No synergy savings have been calculated for, or attributed to, the co-ordination of Mountaineer Gas and West Virginia Gas as due to the
recentness  of  the  West  Virginia  Gas  acquisition,   the
differing entity sizes, customer base, and revenue streams combine to make any such calculation too speculative to be relied upon.

       A joint stipulation agreement relating to post transaction operation of Mountaineer Gas has been executed by Allegheny Power, Eastern Systems Corporation, Independent Oil & Gas Association (IOGA), Weirton Steel Corporation, the West Virginia PSC Consumer Advocate Division, and the West Virginia Public Service Commission Staff. The joint stipulation agreement will have minimal impact on the efficiencies that will be realized as a result of the integration of Mountaineer Gas and Allegheny Power.

Transaction

Allegheny Energy, Inc. (NYSE: AYE) and Energy Corporation of America (ECA) have executed a stock purchase agreement under which Allegheny Energy's delivery business, Allegheny Power, will acquire Mountaineer Gas Company (MGC), a wholly owned subsidiary of ECA, for $323 million (which includes the assumption of approximately $100 million in debt). The combination will be accounted for as a purchase and is anticipated to be accretive to Allegheny Energy's earnings in the first full year of the combination, excluding transaction costs and other costs related to the transition.

Seller

     Mountaineer Gas Company ("MGC") is a wholly owned subsidiary of Energy Corporation of America ("ECA"), an
independent   diversified  energy  company.   MGC   provides
natural gas sales, transportation and distribution service to approximately 200,000 residential, commercial, industrial and wholesale customers in the State of West Virginia.
MGC's service territory is primarily in southern West Virginia and the northern and eastern panhandles of West
Virginia.   Mountaineer sells approximately 25-30 bcf/yr  of
natural gas directly to residential and commercial customers and provides approximately the same volume of transportation-only services to industrial customers. As a public utility, MGC is subject to regulation by the West Virginia Public Service Commission ("WVPSC"). Mountaineer Gas Services, Inc. ("MGS"), a wholly owned subsidiary of MGC, operates natural gas producing properties, gas gathering facilities
and    intrastate   transmission   pipelines.     MGS    has
approximately 375 wells in the Appalachian area.


Buyer

     Allegheny Power, an Allegheny Energy company, is an energy delivery company that provides energy to about three million people in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia. Allegheny Power provides natural gas to about 24,000 customers in West Virginia. Allegheny Power service territory adjoins and overlaps portions of Mountaineer Gas Service Territory. Approximately 40,000 Mountaineer customers receive electric service from Allegheny Power. The Customer Call Center for all Allegheny Power customers is located in Fairmont West Virginia. While Allegheny Power is relatively new to the gas distribution business, it has a long history with the people and Public Service Commission of West Virginia through the delivery of electricity.
     Allegheny Energy, Inc. is a diversified energy company headquartered in Hagerstown, Md.

Post Transaction Overview

      Mountaineer Gas will become a wholly owned subsidiary of Monongahela Power. Consistent with the treatment afforded the unregulated assets of West Penn Power in HCAR No.35-27121 and the ongoing restructuring of Allegheny's generation and unregulated activities. Monongahela Power may transfer Mountaineer Gas' unregulated production company, Mountaineer Gas Services, to Allegheny Supply.

     Monongahela Power will operate the gas and electric utilities using shared resources, such as computer systems, billing systems, buildings, trucks, equipment, labor, accounting and other central services, to the greatest extent practicable. It is anticipated that Allegheny Energy Service Corporation ("AESC"), Allegheny's service company, will continue to operate Mountaineer Gas with Mountaineer Gas employees.


Cost - Benefit Analysis

      Benefits and related costs of this stock purchase transaction occur as a result of the integration of the two utilities, Mountaineer Gas and Allegheny Power. Other aspects of the stock purchase are not considered in this study.

     Benefits - Direct Savings

      Annual direct savings of this transaction will result from sharing of resources and corporate services of as identified here.

General Operations -           $1.5 million;

      General Operations will have the opportunity to share resources such as those involved in dispatching while maintaining those resources that have specific skill sets for daily gas operations.

Call Center Operations -       $1.2 million;

      The joint stipulation agreement indicates that the Mountaineer Call Center is to be maintained for two years following the acquisition of common stock. Full savings that result from changes in the Mountaineer and Allegheny Power Call Centers will be delayed due to this agreement. Savings that will begin as a part of the integration process include several activities that are currently out-sourced by Mountaineer. These activities will be evaluated to determine if they can be performed directly by Allegheny Power. Full estimated efficiencies will still be gained as call center capabilities are expanded to provide service to both electric and gas customers in combination with performing those activities presently out-sourced.

Accounting and Finance -       $1.2 million;

      Significant efficiencies will be obtained through eliminating the overlap of electric and gas accounting and financial functions. Some specific areas of overlap include budgeting and reporting. Both Allegheny Power and Mountaineer Gas have financial reporting responsibilities to West Virginia and Federal authorities. It is recognized that there are some unique accounting requirements for gas and electric companies that require specific knowledge and experience. Cross training in the area of accounting will create the opportunity for additional efficiencies.

Executive Compensation -       $1    million;

      Overlap of executive responsibility results from the combination of Allegheny Power and Mountaineer Gas. The services of Mountaineer Gas executives will be retained by contract during a period of integration to provide knowledge and experience of the gas operations. This arrangement will insure that gas operations will be smoothly integrated into Allegheny Power.

Marketing -               $   750,000;

      Marketing of electric and gas delivery products and services have many similarities that will be joined to gain efficiencies. Cross training will provide the knowledge for application of electric and gas tariffs, rules, and regulations.

Information Systems -     $   600,000;

      Support and operation of computer systems and software will be combined as appropriate for efficient operation following the integration process.

Human Resources -         $   400,000.

      The  Human  Resources  group at  Mountaineer  Gas  and
Allegheny  Power perform a similar function.   These  groups
will be integrated to provide the most efficient process.

     Benefits - Indirect Savings

     Annual indirect savings of this transaction will result from savings in the areas identified below:

Online Service System -  $1.5 million;

     Mountaineer was planning to implement an Online Service System that would include placing computers in company trucks. The electronic mapping system that Mountaineer Gas uses would work in association with the Online Service System. This system would allow service orders to be sent directly from the Call Center to a truck. There are other activities that would also create operating efficiencies by taking advantage of the connection among the trucks, Call Center, and mapping system. Allegheny Power has piloted a similar system that could be capable of this level of savings.

Management Fees -        $   720,000;

These   management  fees  are  allocated  from  the   parent
corporation   of  Mountaineer  Gas  Company  and   will   be
eliminated following this transaction.

TCO  refund  -           $   500,000; (Not a synergy savings)

This refund was identified as synergy savings in the initial U-1 filing. Upon further review it was determined that the refund will occur regardless of the status of this
transaction.   Therefore, this item should be excluded  from
synergy savings

Materials and Supplies -  $   300,000;

Saving   in   materials  and  supplies  will   result   from
efficiencies gained through procurement and handling of materials and supplies.

Property Taxes -         $   100,000.

It is expected that some property that is presently taxable will not be required after Mountaineer is fully integrated with Allegheny Power as a result of operating efficiency

Other Savings

Additionally, indirect savings potentially can be derived from reconfiguration of service centers.


     Costs

     A one-time integration cost of $10 million will be incurred as a result of combining Mountaineer Gas with Allegheny Power. This cost is required to achieve synergy savings related to reorganization, system additions, and other one-time costs.
     The following items will be included as part of the one-time integration costs.

Consulting

Consultant services will be used during the integration phase to provide expertise and guidance in regards to the assimilation of gas operations and processes into those of Allegheny Power. Mountaineer Gas executives also will be retained for a period to provide the knowledge and experience needed during the integration process.

Computer Systems and Software

Computer systems and software will be acquired to enable several of the synergy savings to take place. In addition, changes to existing computer systems and software will be needed to accommodate additional gas customers and employees.

Training

Training of appropriate gas and electric employees will be needed to provide the required skills to effectively operate when Mountaineer is fully integrated with Allegheny Power. These training costs will be both internal and external.

Employee Expenses

Employee expenses will include the costs of change in operations as well as costs incurred as a result of employees participating on the integration teams.

Operations

Expenses associated with operations will include items such as appropriate signage on vehicles and buildings, and other changes to facilities

Customers

Customer expenses will include informational mailings and media announcements relating to the change in ownership of Mountaineer Gas. Customer expenses will also include changing bill forms and providing expanded Call Center operation.

Other

Other expenses may include expenses such as legal fees, filing fees, and financial fees.


Joint Stipulation Quality of Service Issues

      Allegheny Power agreed to several issues in the Joint Stipulation Agreement that will impact the initial costs and full synergy savings of this transaction by delaying some operational changes for a period of time. These issues were addressed under item 16 of the Joint Stipulation Agreement as "Quality of Service" issues.

Service Centers

      The joint stipulation agreement will have minimal impact on potential synergy savings derived from reconfiguration of service centers because it does not place restrictions on the consolidation of service centers in the towns or counties which will now have two service centers. Allegheny Power will advise the Commission six months in advance of any planned closures or mergers of any service centers.

     The following excerpt is from Joint Stipulation
Agreement item 16.a.

     Treatment   of  Service  Centers.   Allegheny
     Power  agrees  it will advise the  Commission
     six months in advance of any planned closures
     or  mergers  of any service centers.   Except
     for  closure  of  a service center  resulting
     from   consolidation  or  merger  of  service
     centers  in towns or counties which will  now
     have  two  service centers,  Allegheny  Power
     will  not  close any service  centers  for  a
     period of two years following the acquisition
     of  the  common  stock  of  Mountaineer  Gas.
     Allegheny  Power may give notice of  closures
     during  the  initial two years following  the
     acquisition   of   the   common   stock    of
     Mountaineer Gas.

Other Operational Facilities

      The Sissonville Call Center, corporate office, and adequate meter shop function will be maintained within the Charleston area for Mountaineer Gas for a period of two years following acquisition of common stock. As a result, full synergy savings projected from operational changes at the Call Center and from operational changes to the meter shop functions will be delayed. The required treatment of operational facilities will cause minimal changes in the synergy savings at the corporate office.

     The following excerpt is from Joint Stipulation
Agreement item 16.b.

     Treatment  of  Other Operational  Facilities.
     Allegheny    Power    will    maintain    the
     Sissonville   Call  Center  and   will   also
     maintain  a  corporate office  and   adequate
     meter  shop  function within  the  Charleston
     area for  Mountaineer Gas for a period of two
     years following the acquisition of the common
     stock  of  Mountaineer Gas.  Allegheny  Power
     agrees  it  will  advise the Commission   six
     months   in  advance  of  any  consolidation,
     merger,   relocation  or  closure  of   these
     facilities.   Allegheny Power may  give  such
     notice during the initial two years following
     the  acquisition  of  the  common  stock   of
     Mountaineer Gas.